FOURTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

This Fourth Amendment to Amended and Restated Credit Agreement (the "Amendment") is made as of this 21st day of December, 2016, by and among HANDY & HARMAN GROUP LTD., a Delaware corporation (the "Borrower"), each of the GUARANTORS listed on the signature pages hereto (collectively, the "Guarantors" and each is individually referred to herein as a "Guarantor", and together with the Borrower, the "Loan Parties" and each is individually referred to herein as a "Loan Party"), the financial institutions from time to time party to the Credit Agreement (defined below) as lenders (collectively, the "Lenders" and each is individually referred to as a "Lender"), and PNC BANK, NATIONAL ASSOCIATION ("PNC"), in its capacity as administrative agent (PNC, in such capacity, the "Administrative Agent") and in its capacity as a Lender.

BACKGROUND

A.   On August 29, 2014, Borrower, Guarantors, Lenders and Administrative Agent entered into an Amended and Restated Credit Agreement to reflect certain financing arrangements between the parties thereto (as amended, modified, renewed, extended, replaced or substituted from time to time, the "Credit Agreement"). The Credit Agreement and all other documents executed in connection therewith are collectively referred to herein as the "Existing Financing Agreements." All capitalized terms used herein but not otherwise defined herein shall have the meaning given to them in the Credit Agreement.

B.   The Loan Parties have requested, and the Administrative Agent and the Lenders have agreed, subject to the terms and conditions hereof hereof, (i) to consent to entering into the Scotiabank Precious Metal Consignment Arrangement with The Bank of Nova Scotia ("Scotiabank") so long as the aggregate liability of Borrower and Lucas Milhaupt, Inc. thereunder does not exceed the Maximum Precious Metal Consignment Amount, (ii) to permit the Loan Parties to enter into certain additional factoring arrangements on substantially the same conditions on which such arrangements are already permitted under the Credit Agreement, and (iii) to amend certain terms and provisions contained in the Credit Agreement.

NOW THEREFORE, with the foregoing background hereinafter deemed incorporated by reference herein and made part hereof, the parties hereto, intending to be legally bound, promise and agree as follows:

1.   Amendments to Credit Agreement. Upon the Effective Date, the Credit Agreement shall be amended as follows:

(a)   Definitions. (i) the following definitions shall be inserted into Section 1.1 [Certain Definitions] of the Credit Agreement in the appropriate alphabetical order:

> Consigned Precious Metal shall mean the gold, silver, platinum and palladium delivered by Scotiabank to Lucas Milhaupt, Inc. and held by Lucas Milhaupt, Inc. on consignment pursuant to the terms of the Consignment Agreement (as defined in the definition of Scotiabank Precious Metal Consignment Arrangement).

Consigned Precious Metal Indebtedness shall mean, without duplication, the sum of (x) the aggregate amount owing from time to time, by Lucas Milhaupt, Inc. and/or Borrower to Scotiabank in conjunction with, or related to, the Scotiabank Precious Metal Consignment Arrangement and (y) the Dollar Value based on the Benchmark Value (each term as defined in the Consignment Agreement as in effect on the date hereof) of the Consigned Precious Metal, as determined from time to time.

Maximum Precious Metal Consignment Amount shall mean $35,000,000.

Scotiabank Precious Metal Consignment Arrangement shall mean the consignment arrangement established by Scotiabank, as consignor, with Lucas Milhaupt, Inc., as consignee, pursuant to that certain Fee Consignment Agreement, dated as of December 21, 2016 ("Consignment Agreement"), as amended, restated, supplemented or modified from time to time, with Administrative Agent's consent as may be required by the terms of that certain intercreditor letter agreement by and among Scotiabank and Administrative Agent dated as of December 21, 2016, a copy of which is attached hereto as Exhibit A ("Intercreditor Letter Agreement"), pursuant to which, inter alia, Scotiabank is granted Liens on the Consigned Precious Metal and the proceeds thereof, such Liens being subject to the terms of the Intercreditor Letter Agreement and such other documentation in form and substance reasonably satisfactory to the Administrative Agent.

(b)   The following defined term set forth in Section 1.1 [Certain Definitions] of the Credit Agreement shall be amended and restated in its entirety as follows:

Indebtedness shall mean, as to any Person at any time, any and all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several) of such Person for or in respect of: (i) borrowed money, (ii) amounts raised under or liabilities in respect of any note purchase or acceptance credit facility, (iii) reimbursement obligations (contingent or otherwise) in respect of any letter of credit, (iv) any Hedging Obligations, (v) any other transaction (including forward sale or purchase agreements, Capital Leases, conditional sales agreements and Consigned Precious Metal Indebtedness) having the commercial effect of a borrowing of money entered into by such Person to finance its operations or capital requirements (but not including trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness and which are not more than thirty (30) days past due), or (vi) any Guaranty of Indebtedness for borrowed money.

(c)   Permitted Liens. Clause (x) of the definition of Permitted Liens set forth in Section 1.1 of the Credit Agreement shall be amended and restated in its entirety as follows:

(x)   the Liens of Scotiabank in the Consigned Precious Metal consigned by Scotiabank to Lucas Milhaupt, Inc. in accordance with the Scotiabank Precious Metal Consignment Arrangement;

(d)   <u>LIBOR Rate</u>. The definition of LIBOR Rate set forth in Section 1.1 of the Credit Agreement shall be amended by adding the following at the end of such definition:

Notwithstanding the foregoing, in no event shall the LIBOR Rate be less than zero percent (0%).

(e)   <u>Published Rate</u>. The definition of Published Rate set forth in Section 1.1 of the Credit Agreement shall be amended by adding the following at the end of such definition:

Notwithstanding the foregoing, in no event shall the Published Rate be less than zero percent (0%).

(f)   <u>Indebtedness</u>. Clauses (vi) and (xi) of Section 8.2.1 [Indebtedness] of the Credit Agreement shall be amended and restated in their entirety as follows:

(vi) Indebtedness constituting Consigned Precious Metal Indebtedness in an amount not to exceed the Maximum Precious Metal Consignment Amount;

(xi) any Guaranty permitted by Section 8.2.4 [Loans and Investments] by any Loan Party of the Indebtedness of any Subsidiary of the Borrower permitted under this Section 8.2.1; provided however that no Loan Party, other than Borrower shall be permitted to guaranty any Consigned Precious Metal Indebtedness; and

(g)   <u>Dispositions of Assets or Subsidiaries</u>. Clause (vi) of Section 8.2.7 [Dispositions of Assets or Subsidiaries] of the Credit Agreement shall be amended and restated in its entirety as follows:

(vi) sales of Specified Factored Accounts by the Borrower or any Guarantor to a Factor, so long as the following terms and conditions are satisfied: (A) the aggregate face amount of Specified Factored Accounts which may be sold by the Borrower and Guarantors shall not exceed an amount, at any time, equal to 10% of the Loan Parties' aggregate sales revenues, measured quarterly on a trailing 12 month basis; (B) any sale or transfer of Specified Factored Accounts shall be without any recourse, offset or claim of any kind or nature to or against any Loan Party, the Administrative Agent or any Lender; (C) no Potential Default or Event of Default shall exist; and (D) the Factoring Documents are in form and substance satisfactory to Administrative Agent; and

(h)   <u>Other Reports</u>. Section 8.3.4.7 [Other Reports] of the Credit Agreement is hereby amended by deleting clause (vi) thereof and replacing it with the following:

074658.01923/104124376v.4

(vi) Consigned Precious Metal Monthly Reports. In no event later than ten (10) days after the end of each month (commencing with the month ending December 31, 2016), Borrower shall send a report in writing to Administrative Agent, in the same form as required to be delivered to Scotiabank, setting out the quantity and quality of the Consigned Precious Metal held by Lucas Milhaupt, Inc. (and any other Loan Party) along with the locations where such Consigned Precious Metal is being held, and

(vii) Other Information. Such other reports and information (including any supporting and additional information related to the Collateral substantially consistent with the due diligence information provided by the Borrower prior to the Closing Date) as the Administrative Agent or any of the Lenders may from time to time reasonably request.

2.   Representations and Warranties. Each Loan Party hereby:

(a)   reaffirms all representations and warranties made to Administrative Agent and Lenders under the Credit Agreement and all of the other Existing Financing Agreements and confirms that all are true and correct in all material respects as of the date hereof, in each case other than representations and warranties that relate to a specific date;

(b)   reaffirms all of the covenants contained in the Credit Agreement and covenants to abide thereby until all Loans, Obligations and other liabilities of Loan Parties to Administrative Agent and Lenders, of whatever nature and whenever incurred, are satisfied and/or released by Administrative Agent and Lenders;

(c)   represents and warrants that no Potential Default or Event of Default has occurred and is continuing under any of the Existing Financing Agreements;

(d)   represents and warrants that since September 30, 2016 no event or development has occurred which has had or is reasonably likely to have a Material Adverse Change;

(e)   represents and warrants that it has the authority and legal right to execute, deliver and carry out the terms of this Amendment and all related agreements, instruments, and documents to which such Loan Party is a party, that such actions were duly authorized by all necessary corporate or company action and that the officers executing this Amendment and any related agreements, instruments or documents on its behalf were similarly authorized and empowered, and that neither this Amendment nor any related agreements, instruments, or documents contravenes any provisions of its Articles of Incorporation or Certificate of Formation, as applicable and Bylaws or Operating Agreement, as applicable, or of any contract or agreement to which it is a party or by which any of its properties are bound;

(f)   represents and warrants that this Amendment and all assignments, instruments, documents, and agreements executed and delivered by such Loan Party in

4

connection herewith and therewith, are valid, binding and enforceable against each Loan Party a party thereto in accordance with their respective terms; and

(g)   represents and warrants that the Disposition of the gold, silver, platinum and/or palladium sold by Lucas Milhaupt, Inc. to Scotiabank in conjunction with the Scotiabank Precious Metal Consignment Arrangement is, and shall be, a Disposition(s) permitted under clause (v) of Section 8.2.7 [Dispositions of Assets or Subsidiaries] in that the Specific Transaction Requirements are and will be satisfied and that the Net Cash Proceeds shall be applied in accordance with the provisions of Section 5.7.2 [Sale of Assets].

3.   Security Interest. As security for the payment and performance of the Secured Obligations (as defined in the Security Agreement), and satisfaction by the Loan Parties of all covenants and undertakings contained in the Credit Agreement, the Loan Documents and the Existing Financing Agreements, the Borrower and each of the Guarantors reconfirms the prior grant of the security interest in and first priority, perfected lien in favor of PNC Bank, National Association, in its capacity as Collateral Agent (as defined in the Security Agreement), for its benefit and the ratable benefit of each Secured Party (as defined in the Security Agreement), upon and to, all of its right, title and interest in and to the Collateral, whether now owned or hereafter acquired, created or arising and wherever located.

4.   Confirmation of Indebtedness. Loan Parties confirm and acknowledge that as of the close of business on December 20, 2016, Borrower was indebted to Administrative Agent and Lenders under the Credit Agreement in the aggregate principal amount of $277,124,955.38, consisting of $270,428,911.38 on account of Revolving Credit Loans and $6,696,044.00 on account of Letters of Credit, without any deduction, defense, setoff, claim or counterclaim, plus all fees, costs and expenses incurred to date in connection with the Credit Agreement and the other Loan Documents.

5.   Acknowledgment of Guarantors. Each Guarantor hereby covenants and agrees that the Continuing Agreement of Guaranty and Suretyship dated November 8, 2012, as amended, restated, reaffirmed, supplemented and otherwise modified from time to time, most recently by that certain Omnibus Reaffirmation and Ratification Agreement dated August 29, 2014 remains in full force and effect and shall continue to cover the existing and future Obligations of Borrowers and each other Loan Party to Administrative Agent and Lenders under the Credit Agreement and the other Loan Documents.

6.   Conditions Precedent/Effectiveness Conditions.   This Amendment shall be effective upon (the "Effective Date") the satisfaction of each of the following conditions (all documents to be in form and substance reasonably satisfactory to Administrative Agent and Administrative Agent's counsel):

(a)   Administrative Agent shall have received this Amendment duly executed by Required Lenders and all Loan Parties;

(b)   Administrative Agent shall have received each of the agreements, instruments, certificates and documents listed on Exhibit B attached hereto;

074658.01923/104124376v.4

(c)   Administrative Agent shall have received, on behalf of the Lenders, an upfront/amendment fee in the amount of $150,000.00 in immediately available funds, which fee shall be fully earned upon the date of this Amendment;

(d)   After giving effect to this Amendment, no Potential Default or Event of Default shall have occurred and be continuing; and

(e)   Execution and/or delivery of all other agreements, instruments and documents requested by Agent to effectuate and implement the terms hereof.

7.   Payment of Expenses. Loan Parties shall pay or reimburse Administrative Agent for its reasonable attorneys' fees and expenses in connection with the preparation, negotiation and execution of this Amendment and the documents provided for herein or related hereto.

8.   Reaffirmation of Existing Financing Agreements. Except as modified by the terms hereof, all of the terms and conditions of the Credit Agreement, as amended, and all other of the Existing Financing Agreements, are hereby reaffirmed and shall continue in full force and effect as therein written.

9.   Release. As further consideration for Administrative Agent's and Lenders' agreement to grant the accommodations set forth herein, each Loan Party hereby waives and releases and forever discharges Administrative Agent and Lenders and their respective officers, directors, attorneys, agents and employees from any liability, damage, claim, loss or expense of any kind that Loan Parties, or any of them, may have against Administrative Agent or Lender arising out of or relating to the Obligations, this Amendment or the Existing Financing Agreements, other than any liability, damage, claim, loss or expense as a result of the gross negligence or willful misconduct of the Administrative Agent or any Lender.

10.   Miscellaneous.

(a)   No rights are intended to be created hereunder for the benefit of any third party donee, creditor, or incidental beneficiary.

(b)   The headings of any paragraph of this Amendment are for convenience only and shall not be used to interpret any provision hereof.

(c)   No modification hereof or any agreement referred to herein shall be binding or enforceable unless in writing and signed on behalf of the party against whom enforcement is sought.

(d)   The terms and conditions of this Amendment shall be governed by the laws of the State of New York.

074658.01923/104124376v.4

(e)   This Amendment may be executed in any number of counterparts and by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery by facsimile or electronic transmission shall bind the parties hereto.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

074658.01923/104124376v.4

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered by their duly authorized officers as of the date first above written.

BORROWER:

HANDY & HARMAN GROUP LTD.

By:
Name: Ted Yerdon
Title: Vice President and Treasurer

GUARANTORS: BAIRNCO, LLC
                               460 WEST MAIN STREET HOLDING
                               CORPORATION
                               EAST 74TH STREET HOLDINGS INC.
                               DANIEL RADIATOR CORPORATION
                               HANDY & HARMAN
                               HANDY & HARMAN AUTOMOTIVE
                               GROUP, INC.
                               HANDY & HARMAN ELECTRONIC MATERIALS
                               CORPORATION
                               HANDY & HARMAN HOLDING CORPORATION
                               HANDY & HARMAN INTERNATIONAL, LTD.
                               HANDY & HARMAN OF CANADA, LIMITED
                               HANDY & HARMAN TUBE COMPANY, INC.
                               HANDYTUBE CORPORATION
                               INDIANA TUBE CORPORATION
                               JPS COMPOSITE MATERIALS CORP.
                               JPS INDUSTRIES HOLDINGS LLC
                               KASCO, LLC
                               KASCO MEXICO LLC
                               LUCAS-MILHAUPT, INC.
                               LUCAS-MILHAUPT WARWICK LLC
                               MICRO-TUBE FABRICATORS, INC.
                               OCMUS, INC.
                               OMG, INC.
                               OMNI TECHNOLOGIES CORPORATION OF
                               DANVILLE
                               PAL-RATH REALTY, INC.

                               

                               By: _____
                               Name: Ted Yerdon
                               Title: Authorized Signatory

SL INDUSTRIES, INC.
SL DELAWARE, INC.
SL DELAWARE HOLDINGS, INC.
SL MONTEVIDEO TECHNOLOGY, INC.
SL SURFACE TECHNOLOGIES, INC.
CEDAR CORPORATION
MTE CORPORATION
MEX HOLDINGS LLC
SL POWER ELECTRONICS CORPORATION
SLGC HOLDINGS, INC.
SLMTI DS LLC



By: _____
Name: Ted Yerdon
Title: Treasurer

ATLANTIC SERVICE COMPANY, LIMITED



By: _____
    Name: Ted Yerdon
    Title: Assistant Treasurer

20 GRANT STREET NOMINEE TRUST
THE 7 ORNE STREET NOMINEE TRUST
THE 28 GRANT STREET NOMINEE TRUST



By: _____
    Name: Ted Yerdon
    Title: Authorized Signatory

[SIGNATURE PAGE TO FOURTH AMENDMENT TO AMENDED AND RESTATED
CREDIT AGREEMENT]

PNC BANK, NATIONAL ASSOCIATION, as
Administrative Agent, Issuing Lender and a Lender

By: _____

Name: Bryan Flory

Title: Vice President

3946975-2
074658.01923/104124376v.4

CITIZENS BANK, N.A., as a Lender

By: [signature]
Name: Douglas Moore
Title: Senior Vice President

[SIGNATURE PAGE TO FOURTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT]

U.S. BANK NATIONAL ASSOCIATION, as a
Lender

By: _____

Name: Cassie Kim

Title: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender

By: _____

Name: ___Melinda A. White_____

Title: ___Senior Vice President_____

[SIGNATURE PAGE TO FOURTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT]

PEOPLE'S UNITED BANK, N.A., as a Lender

By: _____
Name: Stephanie Pierce
Title: SVP

**BRANCH BANKING AND TRUST
COMPANY**, as a Lender



By: _____

Name: __Steven Thompson__

Title: __Assistant Vice President__

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By: _____
Name: Marc Evans
Title: Vice President

COMPASS BANK, as a Lender



By: _____
Name: PAUL RISHAR
Title: VICE PRESIDENT

[SIGNATURE PAGE TO FOURTH AMENDMENT TO AMENDED AND RESTATED
CREDIT AGREEMENT]

SANTANDER BANK, N.A., as a Lender



By: _____
Name: _____Jeffrey S. Ackerman_____
Title: _____Senior Vice President_____

TD BANK, N.A., as a Lender

By: _Joseph C. Premont_
Name: _JOSEPH C. PREMONT_
Title: _VP_

CAPITAL ONE, NATIONAL ASSOCIATION,
as a Lender

By: _____
Name: Richard O'Neill
Title: Managing Director

Exhibit A

Intercreditor Letter Agreement

December 21, 2016

PNC Bank National Association, as Administrative and Collateral Agent
PNC Firstside Center
250 Fifth Avenue, 4th Floor
Pittsburg, PA 15219

Re: Lucas-Milhaupt, Inc. - Fee Consignment Agreement

Ladies and Gentlemen:

Reference is made to (a) the Amended and Restated Credit Agreement, dated as of August 29, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the "**Credit Agreement**"), by and among Handy & Harman Group Ltd, a Delaware corporation , the guarantors party thereto from time to time, including Lucas-Milhaupt, Inc. (the "**Customer**"), PNC Bank National Association, as Administrative Agent and Collateral Agent (the "**Agent**") and the lending institutions and other lenders party thereto from time to time and (b) the Fee Consignment Agreement, dated as of December 21, 2016, between the Customer and Handy and Harman Group Ltd., as guarantor, and The Bank of Nova Scotia (the "**Consignor**") (as amended, restated, supplemented or modified from time to time, but subject to paragraph 2 below with respect to Agent's required consent, the "**Consignment Agreement**").

1. To secure its obligations to the Secured Parties (as such term is defined in the Credit Agreement, the "**Secured Parties**") under the Credit Agreement and related documents (the "**Bank Group Obligations**"), the Customer has granted security interests, liens or other interests (collectively, "**Liens**") in all its present and after-acquired property (the "**Bank Group Collateral**") to the Agent, for and on behalf of the Secured Parties.

2. Pursuant to the terms of the Consignment Agreement, the Consignor has consigned the Consigned Bullion (as defined in the Consignment Agreement) to the Customer and the Customer has granted the Consignor a Lien in the collateral described in Exhibit A attached hereto (the "**Metals Collateral**") to secure the payment and performance of the Customer's obligations to the Consignor under the Consignment Agreement (the "**Metal Obligations**"). The Consignor and Customer agree that they will not amend the description of the Metals Collateral, nor permit any additional property or assets of Customer, or any affiliate of Customer, to secure the Metal Obligations without the prior written consent of the Agent and the Required Lenders under the Credit Agreement. The parties hereto agree that to the extent Handy & Harman Group Ltd. guarantees any portion of the Metal Obligations, such guaranty shall be unsecured and Consignor shall not institute any legal proceeding or exercise any rights or remedies against Handy & Harman Group Ltd. for a period of 30 days following written notice to Agent.

3. The Customer hereby certifies that until such time as actual legal title to the Consigned Bullion (as defined in the Consignment Agreement) is transferred to the Customer in accordance with the terms of the Consignment Agreement, (i) the Consignor retains legal title to such Consigned Bullion delivered to the Customer, (ii) the Customer does not have any right, title or interest in such Consigned Bullion and (iii) such Consigned

Bullion does not constitute personal property of the Customer. Accordingly, and for avoidance of doubt to the extent that it is ever determined that Customer has rights in and to the Consigned Bullion, the Customer has granted the Consignor a Lien in all of its rights in the Metals Collateral to secure the payment and performance of the Customer's obligations under the Consignment Agreement.

4. In reliance upon the certifications in the foregoing paragraph, the Agent, for and on behalf of the Secured Parties, hereby agrees and acknowledges that the Consignor's Liens in the following property have priority over any Liens granted to the Agent, for and on behalf of the Secured Parties therein, regardless of time, order or manner of perfection and whether the Consignor's interest is deemed one of ownership, consignment, security interest or other interest under applicable law (collectively, the "**Priority Metal Collateral**"):

> All gold, platinum, palladium and silver, in whatever form, consigned by the Consignor to the Customer pursuant to the Consignment Agreement, whether now owned or hereafter acquired or arising, including all substitutions, replacements, and, subject to the terms of this letter agreement, products in which any such gold, platinum, palladium and silver is incorporated or into which such gold, platinum, palladium or silver is processed or converted, including Priority WIP (as defined below), and all proceeds (including insurance proceeds) of all of the foregoing, provided that, notwithstanding anything to the contrary contained in this letter agreement or in the Consignment Agreement, the Priority Metal Collateral will not include (i) Finished Goods (as defined below) and (ii) any accounts, notes, drafts, acceptances, chattel paper, electronic chattel paper or other forms of obligations arising from the sale of the Customer's Finished Goods or Priority WIP (as defined below) (collectively, "**Accounts Receivable**").

5. The Consignor hereby agrees and acknowledges that, subject to the sharing arrangements set forth in Section 6 and Section 8 below, the Secured Parties' right and ability to exercise secured creditor rights and remedies with respect to the Accounts Receivable shall be prior in right to Consignor's secured creditor rights with respect thereto, regardless of time, order or manner of perfection and whether the Secured Parties' interest is deemed one of security interest or other interest under applicable law.

6. Each of the Consignor and the Agent, for and on behalf of the Secured Parties, hereby agrees and acknowledges that: (i) their respective Liens in Finished Goods shall rank on a pari passu basis and (ii) following written notice from Consignor to Agent that an event of default has occurred and is continuing under the Consignment Agreement, the proceeds resulting from the sale or liquidation of Finished Goods, including Accounts Receivable representing proceeds of such Finished Goods, shall be allocated pro rata to the satisfaction of the Bank Group Obligations and the Metal Obligations based on the proportionate amounts then outstanding that (i) the Bank Group Obligations and (ii) the Metal Obligations, have to the sum of the then outstanding Bank Group Obligations and the Metal Obligations. For the purposes hereof: "**Finished Goods**" shall mean all

finished products or merchandise of the Customer into which Consigned Bullion is incorporated, that are ready, without any further modification to such Finished Goods being required, for sale to the customers of the Customer, and shall exclude inventory, goods and other personal property that constitute raw materials, work-in-process, or supplies or materials used or consumed in the Customer's business, into which any Consigned Bullion is incorporated (collectively, "**Priority WIP**").

7. The Agent, for and on behalf of the Secured Parties, shall have exclusive right to exercise rights and remedies with respect to all Bank Group Collateral, including the Finished Goods, Priority WIP and Accounts Receivable, but specifically excluding the Priority Metal Collateral, provided that, the Consignor shall be entitled to its share of the proceeds from any sale or liquidation of (i) Finished Goods in accordance with Section 6 above and (ii) Priority WIP in accordance with Section 8 below.

8. The Consignor shall have exclusive right to exercise rights and remedies with respect to all Priority Metal Collateral, provided that, if any Priority Metal Collateral is incorporated into any Priority WIP, (x) the Agent, for and on behalf of the Secured Parties, will have the exclusive right to exercise rights and remedies with respect to such Priority WIP in accordance with the terms of the applicable Security Documents (as defined in the Credit Agreement), and (y) following written notice from Consignor to Agent that an event of default has occurred and is continuing under the Consignment Agreement, the proceeds resulting from the sale or liquidation of any such Priority WIP, including Accounts Receivable representing proceeds of such Priority WIP, shall be applied firstly to the payment of the Metal Obligations to the extent of the value of the Priority Metal Collateral contained in such sold or disposed of Priority WIP and secondly to the payment of the Bank Group Obligations.

9. The Consignor and the Agent agree that, for the purpose of establishing the value of the Priority Metal Collateral, the amount of the Metal Obligations and converting any amount of Priority Metal Collateral owed to the Consignor under the Consignment Agreement into U.S. dollars, the reference price to be used will be, in the case of gold, the afternoon LBMA Gold Price, in the case of silver, the LBMA Silver Price, in the case of platinum, the afternoon LBMA Platinum Price and, in the case of palladium, the afternoon LBMA Palladium Price, published on the Acceleration Date. For purposes hereof, "**Acceleration Date**" means (i) the date on which any insolvency, bankruptcy, winding-up, dissolution or similar proceeding with respect to the Customer is commenced, or (ii) the date of any notice is received by the Agent from the Consignor specifying that the Consignor is terminating the Consignment Agreement and is accelerating or demanding payment of the Metal Obligations.

10. The Agent, may in its discretion, enter into certain precious metal forward contracts with the Consignor for the purpose of hedging its exposure to fluctuations in precious metal prices in connection with the liquidation of the Metals Collateral.

11. By its signature below, the Customer agrees it shall give (i) the Consignor prompt written notice upon the Agent's exercise of remedies under the Credit Agreement and (ii) the

Agent prompt written notice upon the Consignor's exercise of remedies under the Consignment Agreement.

12. The Agent hereby agrees that this letter agreement constitutes an authenticated notification of the Consignor's Liens as contemplated by subclause (b)(2) of Section 9-324 of the Uniform Commercial Code with respect to the Consigned Bullion delivered to Customer from time to time subject to the Consignment Agreement.

13. This letter agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this letter agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this letter agreement. **This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.**

Sincerely,

THE BANK OF NOVA SCOTIA.

By: __________________________
Name: [illegible]
Title: [illegible]

Karl A. Hernst
Karl Hernstein
Director

Acknowledged and agreed by:

PNC BANK NATIONAL ASSOCIATION,
as Administrative Agent and Collateral Agent

By:  _____
     Name: Bryan Story
     Title: Vice President

LUCAS-MILHAUPT, INC.

By: _____
     Name:
     Title:

Acknowledged and agreed by:

PNC BANK NATIONAL ASSOCIATION,
as Administrative Agent and Collateral Agent

By: _____
      Name:
      Title:

LUCAS-MILHAUPT, INC.

By: _____
      Name: TED YEODON
      Title: TREASURER

EXIBIT "A"

Collateral Description

All gold, platinum, palladium and silver, in whatever form, consigned by the Consignor to the Customer pursuant to a Fee Consignment Agreement dated December 21, 2016 between The Bank of Nova Scotia and Lucas-Milhaupt, Inc., whether now owned or hereafter acquired or arising, or consigned, including all substitutions, replacements and products in which any such gold, platinum, palladium and silver is incorporated or into which such gold, platinum, palladium or silver is processed or converted, and all replacements and substitutions therefor and all proceeds (including insurance proceeds) and products of all of the foregoing, including all accounts receivable, notes, drafts, acceptances, chattel paper, electronic chattel paper and other forms of obligations.

Exhibit B

Conditions Precedent/Effectiveness Conditions

1. Fourth Amendment to Credit Agreement

2. Officer's Certificate

3. Payment of fees and expenses